 SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Herb, Marvin J. (Last) (First) (Middle) 1000 Hart Road, Suite 201 (Street) Barrington IL 60010 (City) (State) (Zip) U.S.	2. Date of Event Requiring Statement (Month/Day/Year) April 15, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Coca-Cola Enterprises Inc.   CCE
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
6. If Amendment, Date of Original (Month/Day/Year) April 25, 2002 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	8,953,782 (1)	I	By Self as Trustee of Revocable Trust
Common Stock	8,150,000	I	By MJH Investments Ltd., M.J. Herb, general partner
Common Stock	1,500,000	I	By Hondo Trading LP, M.J. Herb, general partner
Common Stock	6,244,114 (1)	I	By Herbco II, LLC, Judith Ann Herb, wife, manager and member

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Herb, Marvin J. - April 15, 2002
Form 3 (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: E. Liston Bishop, Attorney-in-Fact for Marvin J. Herb ________________________________ 03-17-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Herb, Marvin J. - April 15, 2002
Form 3 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 3 - April 2002

Marvin J. Herb
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

(1)   To correct the beneficial ownership as of April 15, 2002 as reported on Form 3 filed on April 15, 2002, as amended on September 13, 2002. The increase of beneficial ownership by 162,847 shares by the Revocable Trust and the decrease in beneficial ownership by Herbco II, LLC by the same number of shares is to reflect the fact that the beneficial ownership as orginally reported on Form 3 dated April 15, 2002 was correct.

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